ACEM HOLDINGS, INC.
2 Corporate Drive, Suite 234
Shelton, Connecticut 06484

March 16, 2012

Filed via EDGAR

Mr. Russell Mancuso, Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:     Acem Holdings, Inc.
           File No. 33-55254-36
           Form 8-K
                   Filed January 11, 2012

Dear Mr. Mancuso:

On behalf of Acem Holdings, Inc., Commission File Number 33-55254-36 (hereinafter "the Company"), I Richard Fokker, Chief Execurive Officer, hereby in accordance with your letter dated February 16, 2013, state as follows:

Question 1. - Please expand your response to the first bullet point of prior comment 1 to demonstrate clearly whether the registrant was a shell company immediately before the January 11, 2012 acquisition or amend your Form 8-K to provide the Form 10 information mentioned Item 2.01(f) of Form 8-K.  Ensure that your response demonstrating whether you were a shell company addresses your statement in your Form 8-K filed January 11, 2012 that "immediately prior to closing the Registrant had no assets or liabilities other than those owed to governmental agencies..." and your statement in response 1 that the subsidiary is a "nonoperating company".

ANSWER:

The subsidiary is and has been for many years a "nonoperating company".  The Registrant never since it went public, had its operations in the subsidiary.  The subsidiary was the original E-Med.  They did a reverse merger years ago into the public registrant.  All operations were directly in the Registrant and not the subsidiary.  When the Registrant was selling its inventory through the court appointed receiver, not a bankruptcy receiver, but a receiver appointed to make sure that certain debt obligations were being paid, those nventory were on the Registrant's books and not the subsidiary.  The subsidairy was at all times an empty shell.  Since Acem had no interest in the subsidiary shell, and the shareholders of the Registrant thought it may have a value, we agreed to transfer the subsiary shell to them.  If that process is too complicated due to SEC concerns even though the subsidiary is non reporting and non trading, all parties have agreed to disbandon the shell subsidiary if that is the request of the SEC.  A registration of an empty shell is not reasonable or logical.

As for the Form 10 information, the Registrant is in the process of going through an audit by Steven Vertucci, CPA, a Partner at Malone & Bailey, a PCAOB auditors, out of Houston, Texas to bring all reports current.  Part of their engagement is to do the audit of the assets of the acqusition.  As you are well aware, Form 10-K for December 31, 2011 for reporting companies who are current is due by the end of the month.   The Registrant is not their first priority at this time, but will be as soon as those audits which must be filed on time are finished.  The Registrant has no problem at that time providing Form 10 information (i.e. Super 8-K) at that time.

Question 2. - Given your response to the second bullet point of prior comment 1 that the spinn-off not yet occured, please provide us your analysis of any remedies available (1) to the parties to the agreement filed as exhibit 10.1 to your Form 8-K filed on December 14, 2011 given that section E of that agreementy appears to require that the spinn-off would occur prior to or immediately after the closing, (2) to investors given your disclosure in your Form 8-K filed January 6, 2012, representing to investors that the acquisition was conditioned on the spinn-off occuring prior to or immediately after closing and the disclosure in your Form 8-K filed January 11, 2012 representing to investors that, immediately prior to closing, you "spun out" the subsidiary.  Also provide us your analysis of the registration requirements of the Securities Act as they apply to the spinn-off transaction.

     ANSWER:

The only mistake was the assumption by all parties was that the spinnoff of an empty subsidiary that had no assets or was trading was going to be simple.  The subsidiary never had a value.  The condition was imposed by the buyer and not the sellers.  The buyer wanted nothing to do with the old company or be obligated to existing debts.  So investor was ever decerived since there was no valuer to the empty subsidiary.  If there was, the court appointed receiver would have sold it or listed it as an asset.

At this time the subsidiary is not being spun-out.  This information has been disclosed to the shareholders who are not concerned.  They are looking at the acqusition for value not the spin-off of the subsidiary.  There will be no spin-off of the subsidiary.  The Registrant will file a Form 8-K on or before Tuesday March 20, 2012 to inform all investors.

Question 3 - Please address the second sentence of prior comment 2 which sought an analysis of the applicability to you of the automatic suspension of the duty to file reports provided by Section 15(d) of the Exchange Act.  Your analysis should address the provision of Section 15(d) that automatically suspends reporting obligations as to any fiscal year, other than the fiscal year in which Securities Act registration statements became effective, if, at the begiining of such fiscal year, the securities of each applicable class were held of record by less than 300 persons.

ANSWER:

The Registrant had approximately 983 stockholders of record of hte Company's common stock as of March 31, 2008, the last Form 10-KSB filed with the SEC.  In addition, the Registrant estimated in their Form 10-QSB  on page 8, Part II Item 5, that htey had an additional 500 stockhloders that own stock in their accounts at brokerage firms and other financial institutions.

Question 4 - Please expand your response to prior comment 2 to provide us an analysis that demonstrates with specificity each report that you were required to file under the Exchange Act but did not file.

ANSWER:

The PCAOB audit firm of Malone & Bailey were hired specifically to do the following:
Audit the Registrant's financial statements prepared by the management of the Registrant for December 31, 2008 for the Form 10-K
Review the Registrant's financial statements prepared by management of the Registrant for March 31, 2009 for the Form 10-Q.
Review the Registrant's financial statements prepared by management of the Registrant for June 30, 2009 for the Form 10-Q.
Review the Registrant's financial statements prepared by management of the Registrant for September 30, 2009 for the Form 10-Q.
Audit the Registrant's financial statements prepared by the management of the Registrant for December 31, 2009 for the Form 10-K
Review the Registrant's financial statements prepared by management of the Registrant for March 31, 2010 for the Form 10-Q.
Review the Registrant's financial statements prepared by management of the Registrant for June 30, 2010 for the Form 10-Q.
Review the Registrant's financial statements prepared by management of the Registrant for September 30, 2010 for the Form 10-Q.
Audit the Registrant's financial statements prepared by the management of the Registrant for December 31, 2010 for the Form 10-K
Review the Registrant's financial statements prepared by management of the Registrant for March 31, 2011 for the Form 10-Q.
Review the Registrant's financial statements prepared by management of the Registrant for June 30, 2011 for the Form 10-Q.
Review the Registrant's financial statements prepared by management of the Registrant for September 30, 2011 for the Form 10-Q.
Audit the Registrant's financial statements prepared by the management of the Registrant for December 31, 2011 for the Form 10-K
Audit the acquisition of the mining company to file with an amended Form 8-K.

Question 5 - Regarding your response to prior comment 3, please note our January 20, 2012 letter to you did not reach a conclusion regarding whether you had securities registered pursuant to Section 12 of the Exchange Act.  Instead, it sought support for your position regarding the Exchange Act registration of your securities or appropriate disclosure if you do not have securities registered pursuant to Section 12 of the Exchange Act.

ANSWER:

The Registrant once it is current with all filings with the SEC, plans to file a Form 8-A Registration.  At this point the Registrant does not have securities registered pursuant to Section 12.

Question 6 - Please tell us the date that you received shareholder approval of the reverse split and increase in authorized shares suggested by the last sentence of your response to prior comment 5.  If you did not receive shareholder approval, please provide us a clear analysis of why you believe that the reverse split and increase in authorized shares was consistent with applicable statutes.  It remains unclear why the statute that you cited in your Form 8-K filed December 15, 2011 is relevant given that the change that you made to the number of authorized shares does not appear to correspond to the change that you made to the number of issued and outstanding shares.  Cite with specificity any interpretive authority on which you rely.  Absent proper approval of the reverse split and increase in authorized shares, it is unclear how you had sufficient authorized shares to complete the January 11, 2012 acquisition transaction.

ANSWER:

The Registrant recieved oral approval from the shareholders on February 15, 2012 that their intent consistent with the Acqusistion Agreement was to reverse the shares and subsequently to increase the authorized to ensble the acqusition.  The Registrant should receive the written authoriztion no later than the end of this month.

Question 7 - Please address prior comment 6..

ANSWER:

The Registrant does not know what is prior comment 6 and therefore is unable to address it at this time.

Question 8 - Please ensure that the registrant signs the acknowledgement requested at the end of this letter.

ANSWER:

The Registrant's Legal Counsel and Corporate Secretary is an officer of the Registrant.  However Richard Fokker, the CEO signed this letter.

In addition, please be informed that:

●  The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

●  Staff comments or changes to disclosure in response to staff comments do not foreclosure the Commission from taking any action with respect to the filing; and

●  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions please feel free to call me. Thank you.

Sincerely,

/s/ Richard Fokker
Richard Fokker
Chief Executive Officer

cc: Tom Jones, Esq.